Exhibit 99.1

April 20, 2018

Via Electronic and Certified Mail Return Receipt Requested

The Board of Directors
Fieldpoint Petroleum Corporation (the "Company")
609 Castle Ridge Road, #335
Austin, Texas  78746

RE: Fieldpoint Petroleum Corporation; Corporate Performance and Management.

Dear Members of the Board of Directors:
As you are aware, we hold a significant number of shares in the Company.  We are sending you this letter with respect to our beneficial ownership of shares of common stock of the Company. We express our deep concern about the Company's continuing poor performance, the delisting from the NYSE and the resulting decline in its stock price, which have resulted in a dramatic loss of shareholder value over the past several years. All this has happened despite improving crude oil prices. The purpose of this letter is to urge the Board of Directors of the Company to take immediate action to address the operational, financial and other issues identified in our letter and to invite the Board to engage in an open and constructive dialogue regarding the challenges facing the Company.
The Company's Continuing Poor Performance and Stock Price Decline Have Resulted in a Dramatic Loss of Shareholder Value
 The Company has suffered recurring losses from operations and has a net capital deficiency that raises substantial doubt about its ability to continue as a going concern. For the year ended December 31, 2017, the Company had an operating loss of $1,112,597. For the year ended December 31, 2016, the Company had a net loss of $2,473,147 for the year ended December 31, 2016.
 The Company's deteriorating operational performance has created a drain on its cash, significantly limited its ability to raise traditional debt, impaired its growth prospects and eroded investor confidence.
 The Company was not in compliance with the NYSE MKT continued listing standards and received an official delisting notice on November 16, 2017. The Company's warrants were also delisted from the NYSE American (formerly NYSE MKT) on November 17, 2017, and then expired March 23, 2018.
 As the Company itself admits, the delisting resulted in the loss of share value and other advantages to an exchange listing, including marginability, blue sky exemptions and others.

 The Company's line of credit provides for certain financial covenants and ratios measured quarterly, which include a current ratio, leverage ratio, and interest coverage ratio requirements. Notably, the Company is out of compliance with all three ratios as of December 31, 2017, and is in default of the agreement.

 Furthermore, the borrowing base of the Company's  line of credit was redetermined on December 1, 2015, based on the value of proved reserves, and the borrowing base was reduced from $11 million to $5.5 million. As a result of the redetermination of the borrowing base, the Company had a borrowing base deficiency in the amount of $1,495,000 on December 1, 2015.  As an election under the Loan Agreement, the Company agreed to pay and cure the deficiency in three equal monthly installments of $498,333 each, due on December 31, 2015, January 31, 2016, and February 29, 2016. The Company then failed to make the required deficiency payments in January and February 2016.

In October 2016, the Company executed an amendment to the original loan agreement, which provided for Citibank's forbearance (the "Forbearance Agreement") from exercising remedies relating to the Company's defaults including the principal payment deficiencies.  On December 29, 2017 and March 30, 2018, further amendments were made which further burden the Company's operations. The eighth amendment to loan agreement and first amendment to the Forbearance Agreement do not inspire confidence in the management's ability to restore the Company to profitability.  Indeed, the recent filings with the Securities and Exchange Commission concede that absent additional funding, the Company may not be able to continue to operate.
Instead of focusing on developing a plan that would enable the Company to improve its operational and financial performance and reverse the continuing stock price decline, the Board and management have chosen to pursue questionable transactions that have resulted in further loss of shareholder value.
Notably, despite its deteriorating operational and financial performance, with its stock price reduced, and while the Company's shareholders have suffered from underperformance relative to the Company's peer group over every measurable period, its executive managers have not. Phillip H. Roberson, President, and CFO received in 2015, 2016 and 2017 the same annual salary of $200,000 plus stock awards plus a $6,000 car allowance.  Roger Bryant received $91,000 as director fees for 2016.
This is plainly excessive considering management's disappointing performance and the Company's small size. We note that there was no advisory vote on executive compensation in the 2017 annual meeting of stockholders.

Immediate Changes are Necessary to Preserve Shareholder Value
We strongly believe that the Company needs to take immediate action to achieve revenue growth, improve corporate governance, reverse the continuing stock price decline and preserve and enhance shareholder value. We have proposed several measures that we believe would enable the Company to improve its financial and operational performance and bring its corporate governance in line with best practices. Among other things, our proposal includes the following:

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Replace the Management.  Given the poor recent performance, the tenuous situation with the Company's lender, the recent delisting and suspense of shares and overall lack of performance, it is clear that the existing management is either unable or unwilling to take those steps necessary to ensure the Company's preservation in this market.  Given the foregoing, the retention of current management does not appear to be in the best interest of the Company and its shareholders, and it is our position that the contracts of current management should not be renewed upon expiration.

We are long-term shareholders of the Company. Each of us has had a long history with the Company and has a vested interest in its success. Having watched the Board's inability and unwillingness to address the operational, financial and corporate governance issues facing the Company, we can no longer sit silent. For far too long the Company has been mired with poor performance, insufficient Board accountability and lack of competent leadership. We are also current involved in litigation with the Company. As the Company previously reported, our subsidiary, Trivista Operating LLC, holds interests in the Ranger and Taylor Serbin fields and has filed suit for non-payment by the Company of outstanding disputed invoices of $107,000 plus attorney fees and court costs on February 26, 2018.
We again urge the Board to take its responsibilities seriously and give due consideration to our proposal. We would like to engage in open and constructive discussions with the Board regarding our proposal  and ways to improve the Company's performance and corporate governance.

Please ensure that all members of the Board receive this letter. We will be filing a copy of this letter as an exhibit to an amendment to our Schedule 13D, as required by the applicable SEC rules.

Sincerely,

/s/ Natale Rea